Exhibit n

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 30, 2024 with respect to the financial statements and financial highlights of Versus Capital Real Estate Fund LLC (formerly, Versus Capital Multi-Manager Real Estate Income Fund LLC) for the year ended March 31, 2024 which are incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Independent Registered Public Accounting Firm”, and “Financial Statements”.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

July 29, 2024